[LETTERHEAD OF FAIRFIELD COUNTY BANK CORP.]

January 26, 2011

VIA EDGAR AND U.S. MAIL

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC  20549
Attention: Mr. Mark Webb, Legal Branch Chief

Re:	Fairfield County Bank Corp.
Registration Statement on Form S-1
File No. 333-165480

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned registrant (the “Registrant”) hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-165480), together with all exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was originally filed with the Commission on March 15, 2010.

The Registrant has determined not to proceed with the transaction covered by the Registration Statement. No securities have been sold or will be sold pursuant to the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

Please forward a copy of the order withdrawing the Registration Statement to the undersigned at Fairfield County Bank, 94 Danbury Road, Ridgefield, Connecticut 06877, with a copy to the Registrant's counsel, Kilpatrick Townsend & Stockton LLP, 607 14th Street, NW, Suite 900, Washington, DC  20005, Attention: Lori M. Beresford, Esq.  If we can be of any further assistance or if you have any questions or require additional information, please do not hesitate to contact Ms. Beresford at 202.508.5800.

We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission.

                                                 Very truly yours,

                                                 FAIRFIELD COUNTY BANK CORP.

                                                 /s/ David A. Schneider

                                                 David A. Schneider
                                                 President and Chief Financial Officer

cc:           Michael Seaman, U.S. Securities and Exchange Commission